April 18, 2005

VIA FACSIMILE (202) 942-9528

Ms. Melinda Kramer
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:
Cimarex Energy Co.
Registration Statement on Form S-4
File No. 333-123019

Dear Ms. Kramer:

        On behalf of Cimarex Energy Co. ("Cimarex"), we are sending this letter as a follow-up to the telephone conversations you have had with Jennifer D'Alessandro of this office regarding the above-referenced Registration Statement. Although we are certainly sensitive to the work levels and time pressures being faced by the staff of the Securities and Exchange Commission (the "Staff"), we would also like to be certain that the Staff is aware of the time and cost concerns that Cimarex will face if the Registration Statement is not declared effective by Wednesday, April 20, 2005.

        As you are aware, Cimarex included its annual stockholders' meeting proposals in the joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement, which was filed on April 8, 2005. This was done in order to avoid holding two separate stockholders' meetings in close proximity to one another. Cimarex is concerned that investors may be confused by receiving proxy cards for two different meetings within a span of a few weeks. Cimarex believes that combining all of the relevant proposals into a single meeting will simplify the voting process for its stockholders and may increase stockholder participation with respect to proposals that otherwise would be considered at a second, later meeting. A single meeting also will reduce the costs associated with mailing multiple proxy statements and holding multiple meetings.

        In combining the previously separate annual and special meetings, Cimarex retained its existing record date of March 25, 2005, which was originally set for the annual stockholders' meeting. The March 25 date has been approved by the Cimarex board of directors, communicated to the New York Stock Exchange ("NYSE") (on which Cimarex's common stock is listed) and used as the basis for the broker search required by Rule 14a-13 under the Securities Exchange Act of 1934, as amended.

        As noted by Ms. D'Alessandro in her voice mail message to you on Thursday, April 14, in order to retain the existing record date of March 25, Cimarex will need to hold its stockholders' meeting no later than May 24, 2005. Both Delaware law and Cimarex's bylaws provide that the record date for a stockholders' meeting can be no more than 60 days in advance of the meeting. Because the NYSE recommends a period of 30 days between notice of a stockholders' meeting and the meeting date, Cimarex must mail the joint proxy statement/prospectus to its stockholders no later than Friday, April 22, 2005. Cimarex's financial printer has informed us that final sign-off for printing of the joint proxy statement/prospectus must be given by Wednesday, April 20, in order to ensure that mailing can occur on Friday. Again, as noted by Ms. D'Alessandro, this would mean that the Registration Statement would have to be declared effective on Wednesday.

        If the effectiveness of the Registration Statement slips past Wednesday, thereby causing the mailing of the joint proxy statement/prospectus to slip past Friday, Cimarex will be forced to set a new record date, provide a new notification to the NYSE, and run a new broker search. In addition, depending on the length of the delay, Cimarex may be required to amend its Annual Report on Form 10-K to include the Part III information that it was planning to incorporate by reference from the joint proxy statement/prospectus.

        As a result, the Cimarex stockholders' meeting will likely need to be pushed back by at least a month in order to comply with the relevant requirements, if mailing does not occur this week. Cimarex notes that in addition to delaying the stockholder vote on the issuance of Cimarex shares in the proposed merger, Cimarex's annual election of directors and distribution of annual reports to stockholders also will be delayed. Although Cimarex could proceed with the annual meeting proposals in a separate meeting as originally planned, this would raise the investor confusion concerns and impose the costs mentioned above with respect to multiple meetings held in close proximity.

        Cimarex believes that, in Amendment No. 1, it has responded fully to each of the comments raised by the Staff. Although we understand that the Staff may not be able to clear comments at this point, Cimarex is preparing to file today, via Edgar, the attached acceleration request with respect to the Registration Statement. We believe that filing the acceleration request may provide additional flexibility to the Staff in its review process. For example, if the Staff were able to clear comments Wednesday morning, it could still declare the Registration Statement effective as of Wednesday afternoon in reliance on an acceleration request filed 48 hours earlier.

        Please contact the undersigned at (303) 866-0413 or Jennifer D'Alessandro at (303) 866-0635 at your earliest convenience to discuss the proposed acceleration request, along with any questions or concerns you may have.

Very truly yours,

/s/  THOMAS A. RICHARDSON

Thomas A. Richardson

Enclosure

cc:
Timothy Levenberg
Paul Korus
J. Gregory Holloway

[HOLME ROBERTS & OWEN LLP LETTERHEAD]

FACSIMILE

Name/Company:	Fax:	Phone:
Melinda Kramer/Securities and Exchange Commission	202-942-9528	202-942-1938
Timothy Levenberg/Securities and Exchange Commission		202-942-1896
Date:	April 20, 2005
Billing:	16679-00530
From:	Thomas A. Richardson Jennifer A. D'Alessandro	Atty/User #:	3115

NUMBER OF PAGES FOLLOWING THIS COVER SHEET: 1

        If the top of this fax shows that it was transmitted from 303-866-0200, please call our Copy Center at 303-866-0362 if there are any transmission problems. If you do not call the Copy Center within 15 minutes, they will assume you have received the pages satisfactorily and will return the originals to the sender. Otherwise, please contact Debbie Heglin, at the following number: (303) 866-0237.

BRIEF DESCRIPTION OR MESSAGE:

        Attached per your request is another copy of the acceleration request faxed on Monday.

        Also per your request, below is the list of participants on this morning's conference call:

    From Holme Roberts & Owen LLP:

      Greg Holloway and Jennifer D'Alessandro (corporate)
      Charlie Bruce and David Strong (tax)

    From Thompson & Knight L.L.P.:

      Joe Dannenmaier (corporate)
      David Wheat (tax)

        CONFIDENTIALITY NOTE:    The information contained in this facsimile transmittal sheet and in any document(s) that follow is for the exclusive use of the addressee and may contain confidential, privileged and nondisclosable information. If the recipient of this facsimile is not the addressee, or a person responsible for delivering this facsimile to the addressee, such recipient is strictly prohibited from reading, photocopying, distributing or otherwise using this facsimile transmission or its contents in any way. If the recipient has received this facsimile transmission in error, please call us immediately and return the facsimile transmission to us via the postal service. Thank you.

[HOLME ROBERTS & OWEN LLP LETTERHEAD]

FACSIMILE

Name/Company:	Fax:	Phone:
Melinda Kramer/Securities and Exchange Commission	202-942-9528	202-942-1938
Timothy Levenberg/Securities and Exchange Commission		202-942-1896
Date:	April 21, 2005
Billing:	16679-00530
From:	Jennifer A. D'Alessandro	Atty/User #:	3115

NUMBER OF PAGES FOLLOWING THIS COVER SHEET: 19

        If the top of this fax shows that it was transmitted from 303-866-0200, please call our Copy Center at 303-866-0362 if there are any transmission problems. If you do not call the Copy Center within 15 minutes, they will assume you have received the pages satisfactorily and will return the originals to the sender. Otherwise, please contact Debbie Heglin, at the following number: (303) 866-0237.

BRIEF DESCRIPTION OR MESSAGE:

        Per our telephone conversation, attached are proposed revisions to (1) the "Material United States Federal Income Tax Consequences of the Merger" section of the Cimarex Energy Co. Form S-4 Registration Statement and (2) the tax opinions of Holme Roberts & Owen LLP and Thompson & Knight L.L.P., to be executed and filed as exhibits to the Form S-4.

        The changes are intended to respond to your oral comments provided on April 20, 2005 by: (a) describing the issuance of the executed tax opinions (which will not be dated April 21, 2005, but the date of filing Amendment No. 2) and the waivable condition relating to the issuance of the closing date tax opinions; (b) making clear that the discussion summarizes all of the material assumptions, conditions, qualifications, and limitations described in the tax opinions; and (c) deleting the assumption that the MHR Series A Preferred Stock represents an equity interest in MHR for U.S. federal income tax purposes.

        Please give me a call at (303) 866-0635 if you would like to set up a time to discuss these proposed responses with tax counsel.

        CONFIDENTIALITY NOTE:    The information contained in this facsimile transmittal sheet and in any document(s) that follow is for the exclusive use of the addressee and may contain confidential, privileged and nondisclosable information. If the recipient of this facsimile is not the addressee, or a person responsible for delivering this facsimile to the addressee, such recipient is strictly prohibited from reading, photocopying, distributing or otherwise using this facsimile transmission or its contents in any way. If the recipient has received this facsimile transmission in error, please call us immediately and return the facsimile transmission to us via the postal service. Thank you.

[HOLME ROBERTS & OWEN LLP LETTERHEAD]

FACSIMILE

Name/Company:	Fax:	Phone:
Melinda Kramer/Securities and Exchange Commission	202-942-9528	202-942-1938
Timothy Levenberg/Securities and Exchange Commission		202-942-1896
Date:	April 27, 2005
Billing:	16679-00530
From:	Jennifer A. D'Alessandro	Atty/User #:	3115

NUMBER OF PAGES FOLLOWING THIS COVER SHEET: 6

        If the top of this fax shows that it was transmitted from 303-866-0200, please call our Copy Center at 303-866-0362 if there are any transmission problems. If you do not call the Copy Center within 15 minutes, they will assume you have received the pages satisfactorily and will return the originals to the sender. Otherwise, please contact Debbie Heglin, at the following number: (303) 866-0237.

BRIEF DESCRIPTION OR MESSAGE:

        Per our telephone conversation this afternoon, attached are the following:

        (1)   the revised printer's proof of pages I-96 and I-97 to the Cimarex Energy Co. Form S-4 Registration Statement, deleting the carryover sentence in response to your comment;

        (2)   a hand-marked version of the same pages showing the text that was deleted; and

        (3)   an acceleration request with respect to the Form S-4, signed by Cimarex.

        As we discussed, this revised version of pages I-96 and I-97, with the sentence deleted per your request, will be included in the Rule 424(b) prospectus filing.

        Please give me a call at (303) 866-0635 if you have any further questions or items for discussion.

        CONFIDENTIALITY NOTE:    The information contained in this facsimile transmittal sheet and in any document(s) that follow is for the exclusive use of the addressee and may contain confidential, privileged and nondisclosable information. If the recipient of this facsimile is not the addressee, or a person responsible for delivering this facsimile to the addressee, such recipient is strictly prohibited from reading, photocopying, distributing or otherwise using this facsimile transmission or its contents in any way. If the recipient has received this facsimile transmission in error, please call us immediately and return the facsimile transmission to us via the postal service. Thank you.